Exhibit (a)(17)

Investor Contacts:

Russell A. Olson Chief Financial Officer 011-5255-5109-5751 russell.olson@iusacell.com.mx Carlos J. Moctezuma Manager, Investor Relations 011-5255-5109-5780 carlos.moctezuma@iusacell.com.mx

Iusacell Announcement

Mexico City, July 28, 2003 — Grupo Iusacell, S.A. de C.V. (BMV:CEL) (NYSE:CEL) (“Iusacell” or the “Company”) announced today, in response to the competing tender offers of Movil Access, S.A. de C.V. (“Movil Access”) and Fintech Mobile Inc. (“Fintech”), that its Board of Directors (the “Board”) continues to believe that each holder of the Company’s equity securities (the “Securities”) should make his, her or its own decision concerning whether to tender Securities into either of the tender offers based upon all available information, including the factors considered by the Board more fully described in the Company’s Schedule 14D-9 filings with the Securities and Exchange Commission (“SEC”).

As described in the Company’s Schedule 14D-9 filings, the Board is unable to evaluate the value of the Company and the Securities given the uncertainty of whether the Company will be able to successfully restructure its debt, the related uncertainty of the equity value of the Company following any such restructuring and other factors more fully described in the Company’s Schedule 14D-9 filings. Accordingly, the Board is unable to determine whether the prices offered in the tender offers are fair prices. The Board also is unable to determine whether the Fintech tender offers will be consummated and, accordingly, whether the offer price in the Fintech tender offers will be available to holders of the Securities. The Board believes that holders of Securities who wish to dispose of their Securities should consider whether a higher net consideration is available to them by selling in the open market as opposed to tendering their Securities in either of the tender offers.

The Board considered that the offer price in the Fintech tender offers represents an offer price of approximately four times the offer price in the Movil Access tender offers. The Board also considered that a condition to the Fintech tender offers is that the number of Securities validly tendered into the Fintech tender offers (and not withdrawn) be equal to at least seventy percent (70%) of the outstanding Securities (unless such condition is waived by Fintech) and that Fintech has reserved the right to withdraw its tender offers if any person acquires a majority of the Securities. Furthermore, the Company has been informed by its principal shareholders, Verizon Communications Inc. and Vodafone Americas B.V., that they will not withdraw their Securities from the Movil Access tender offers and, as a result, will not tender any Securities into the Fintech tender offers.

This announcement was issued by the Company on July 28, 2003. Iusacell shareholders should read the Company’s Schedule 14D-9 with respect to the Fintech tender offers and the Amendment No. 5 to the Company’s Schedule 14D-9 with respect to the Movil Access tender offers originally filed with the SEC on July 14, 2003, as they contain important information. Both the Schedule 14D-9 with respect to the Fintech tender offers and the Amendment No. 5 to the Schedule 14D-9 with respect to the Movil Access tender offers were filed today with the SEC. The Schedule 14D-9 with respect to the Fintech tender offers will be mailed to Iusacell shareholders. The Schedule 14D-9 with respect to the Movil Access tender offers, the Schedule 14D-9 with respect to the Fintech tender offers, any amendments thereto and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s web site at www.sec.gov.

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About Iusacell

Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL) is a wireless cellular and PCS service provider in seven of Mexico’s nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, León and Mérida. The Company’s service regions encompass a total of approximately 92 million POPs, representing approximately 90% of the country’s total population.

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission

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